UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 08 March2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED AND MAJOR
SUBSIDIARIES.

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr NA Chohan and Ms LN Samuel, directors of major subsidiaries Gold Fields Operations Ltd and GFI Joint Venture
Holdings (Pty) Ltd, Mr A Baku, a director of a major subsidiary Gold
Fields Ghana Ltd, Mr R Weston, A Munt, CW Du Toit and P Woodhouseall
directors of a major subsidiary, Gold Fields Australasia Pty Ltd, sold some or all of their shares which were awarded to them in terms of the Gold Fields Limited 2012 Plan, as amended.

Performance Shares (PS) are conditionally awarded and the actual number of PS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of seven other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective
US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.

Details of the transactions are set out below:

NA Chohan
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 44,904
Class of Security Ordinary Shares
Market Price per Share R63.5567
Total Value R2,853,950.06
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
NA Chohan
Nature of transaction
Off market vesting of shares in terms
of the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 8,000
Class of Security Ordinary Shares
Market Price per Share R66.1522
Total Value R529,217.60
Vesting Period The award vests on the third

anniversary following grant date
Nature of interest Direct and Beneficial
LN Samuel
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 33,637
Class of Security Ordinary Shares
Market Price per Share R63.5567
Total Value R2,137,856.72
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
LN Samuel
Nature of transaction
Off market vesting of shares in terms
of the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 44,589
Class of Security Ordinary Shares
Market Price per Share R66.1522
Total Value R2,949,660.45
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
A Baku
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 21,949
Class of Security Ordinary Shares
Market Price per Share R63.5567
Total Value R1,395,006.01
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
A Baku
Nature of transaction
Off market vesting of shares in terms
of the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 13,169
Class of Security Ordinary Shares
Market Price per Share R63.5567
Total Value R836,978.18
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

A Munt
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 35,676
Class of Security Ordinary Shares
Market Price per Share R63.5567

Total Value R2,267,448.83
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
P Woodhouse
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 38,146
Class of Security Ordinary Shares
Market Price per Share R63.5567
Total Value R2,424,433.88
Vesting Period
The award vests on 12 and 18 months
following grant date
Nature of interest Direct and Beneficial
CW du Toit
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 40,614
Class of Security Ordinary Shares
Market Price per Share R63.5567
Total Value R2,581,291.81
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
E Balarezo
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 04 March 2016
Number of Shares 78,364
Class of Security Ordinary Shares
Market Price per Share R63.5567
Total Value R4,980,557.24
Vesting Period
The award vests on 12 and 18 months
following grant date
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

08 March 2016
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 08 March 2016
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer